September 7, 2021

VIA EDGAR

Re:	Bumble Inc.

Registration Statement on Form S-1

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Priscilla Dao

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bumble Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:15 p.m., Washington, D.C. time, on September 9, 2021, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

BUMBLE INC.

By:	/s/ Laura Franco
Name: Laura Franco
Title: Chief Legal and Compliance Officer

[Signature Page to Acceleration Request Letter]